UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-37658

SUFFOLK BANCORP

(Exact name of registrant as specified in its charter)

c/o People’s United Financial, Inc.

850 Main Street

Bridgeport, Connecticut 06604

(203) 338-7171

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $2.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, par value $2.50: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, People’s United Financial, Inc., as successor by merger to Suffolk Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 13, 2017

PEOPLE’S UNITED FINANCIAL, INC.
As successor by merger to Suffolk Bancorp

By:	/s/ Robert E. Trautmann, Esq.
	Name:	Robert E. Trautmann
	Title:	Senior Executive Vice President, General Counsel and Corporate Secretary